MARK E. WATKINS
Direct Dial: (518) 432-3169
mwatkins@nolanandheller.com

April 23, 2009

Via Facsimile 202-772-9217 and US. Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn.:      Scot Foley

Re:	American Bio Medica Corporation
Registration Statement on Form S-3 Filed April 15, 2009 File No. 333-158582
Dear Mr. Foley:

This firm represents American Bio Medica Corporation (“ABMC”) in connection with the filing referenced above.  We have reviewed the letter dated April 20, 2009 from Jeffrey P. Riedler, Assistant Director, and seek clarification of the comment that ABMC is ineligible to use Form S-3 because the Company is not currently in compliance with certain financial covenants included under a line of credit agreement with First Niagara Financial Group.  It appears that the basis for this comment is found in the General Instructions, Part I, Section A, Paragraph 5 which, states, in pertinent part, that a registrant is ineligible if, since the end of the last fiscal year for which certified financial statements were filed, it has “defaulted … on any installment or installments on indebtedness for borrowed money”.

As described under “Risk Factors” in the Prospectus filed with the Company’s Form S-3, ABMC has been notified by First Niagara Financial Group that the Company is in violation of the minimum debt service coverage ratio covenant and the maximum monthly net loss covenant set forth in its line of credit agreement, as modified by a Forbearance Agreement dated March 12, 2009.  ABMC is not, and at the date of the filing of its registration statement, was not in default of payment of any installment due with respect to indebtedness owed to First Niagara Financial Group.  We believe that covenant defaults of the kind disclosed do not constitute payment defaults as described in the Instructions, and do not disqualify ABMC from using Form S-3.

U.S. Securities and Exchange Commission
Division of Corporation Finance
April 23, 2009

We would appreciate receiving your response to these comments as soon as may be convenient.  We accept the remainder of the comments set forth in the letter dated April 20, 2009, and will file an amended registration statement once the Company’s Proxy Statement is final.  Please do not hesitate to contact me by telephone if you have any questions or require additional information.

Very truly yours, NOLAN & HELLER, LLP

/s/ Mark E. Watkins
Mark E. Watkins

Cc:	Melissa A. Waterhouse
Corporate Secretary, Vice President & Chief Compliance Officer